Various Non-US Intermediaries are not shailn Note: Subsidiary relationships are 100% ov.ned except where indicated As of 1213112024

Solutions LLC Oet.Y..-;ore 0 P & C Insurance ~any Note: Subsidiary relationships are 100% owned except where indicated 2 As of 1213112024

Organization Chart AI ianz@) Allianz Life Insurance Company of North America 1213112024

Allianz- As of 12/3112024

Allianz Hermes Services North America, Euler Hermes Colections North America Company Euler Hermes Excess North America Company, “Various are nee 5 As of 1213112024

Allianz@) Allianz SE Allianz Partners S.A.S. Service Canada Inc Insurance Agency Selectcare Worldwide AWP USA Inc. Canada, Ud. Jefferson Insurance Company AG.A Service Company Venous Nofi.US lntenned;anes are not As of 1213112024